HAMMERHEAD ENERGY INC. ANNOUNCES SHAREHOLDER AND COURT APPROVAL FOR THE
PLAN OF ARRANGEMENT

Calgary Alberta, December 20, 2023 – Hammerhead Energy Inc. ("Hammerhead" or the "Corporation") (TSX: HHRS; NASDAQ: HHRS) is pleased to announce that today at its special meeting (the "Meeting") of the holders (the "Shareholders") of Class A common shares of Hammerhead (the "Common Shares"), the Shareholders passed a special resolution (the "Arrangement Resolution") approving a plan of arrangement under Section 193 of the Business Corporations Act (Alberta), pursuant to which Crescent Point Energy Corp. ("Crescent Point") will acquire all of the issued and outstanding Common Shares and the Corporation will become a direct wholly owned subsidiary of Crescent Point. Shareholders (other than dissenting Shareholders) will receive, for each full Common Share held, $15.50 in cash and 0.5340 of a Crescent Point common share (the "Arrangement").

The Arrangement Resolution was required to be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as further described in the management information circular and proxy statement of the Corporation dated November 17, 2023 (the "Information Circular").

A total of 84,442,061 Common Shares (approximately 88.02% of the issued and outstanding Common Shares) were represented at the Meeting in person or by proxy. The Arrangement Resolution was approved by 100.00% of the votes cast by Shareholders, either in person or by proxy at the Meeting, and by 100.00% of the votes cast by Shareholders, either in person or by proxy at the Meeting, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101.

Hammerhead is also pleased to announce that today it received final approval from the Court of King's Bench of Alberta for the Arrangement. Closing of the Arrangement is expected to occur on or about December 21, 2023. It is expected that the Common Shares will be delisted from the Nasdaq Capital Market (the "NASDAQ") and the Toronto Stock Exchange (the "TSX") following closing of the Arrangement, and Hammerhead will submit an application to cease to be a reporting issuer in each of the provinces of Alberta and Ontario under National Policy 11-206 - Process for Cease to be a Reporting Issuer Applications promptly upon the delisting of the Common Shares.

For details of the voting results on the sole matter considered at the Meeting, see Hammerhead's Report of Voting Results filed pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations on www.sedarplus.ca.

In order for Shareholders to receive the consideration to which they are entitled pursuant to the Arrangement, registered Shareholders are required to deposit the certificate(s) or direct registration statement ("DRS") advice(s) (if any) representing the Common Shares held by them along with the letter of transmittal, validly completed and duly executed, and all other documents required by the terms of the Arrangement and the letter of transmittal, with Computershare Investor Services Inc. (the "Depositary") at the address indicated on the last page of the letter of transmittal. Registered Shareholders who do not deposit a validly completed and duly executed letter of transmittal, together with the certificate(s) or DRS advice(s) representing their Common Shares and the other relevant documents, will not receive the consideration to which they are otherwise entitled pursuant to the Arrangement until the deposit of such materials is made. Letters of transmittal were previously sent to registered Shareholders with the materials of the Meeting. Beneficial Shareholders (i.e. Shareholders whose Common Share are held by an intermediary/broker) will receive the consideration through their intermediary/broker. All questions, including any request for another letter of transmittal, should be directed to the Depositary, which can be contacted at 1-800-564-6253 (toll free) or 1-514-982-7555 (outside North America) or corporateactions@computershare.com.

The Information Circular is available on Hammerhead's profile on SEDAR+ at www.sedarplus.ca, on Hammerhead's profile on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov and on Hammerhead's website at www.hhres.com.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "expects", "may", "should", "will", "target", and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to, statements regarding: the expected acquisition of the Common Shares by Crescent Point; the expected closing date of the Arrangement; the anticipated timing of when the Common Shares will be delisted from the NASDAQ and TSX; and the ability of the parties to satisfy the other conditions to, and to complete, the Arrangement.

Such forward-looking statements reflect the current views of the Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Arrangement; the inability to complete the Arrangement due to the failure to meet the conditions to closing; and other matters. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, Hammerhead has made assumptions regarding, among other things: that the parties will complete the Arrangement on the terms and on the timing contemplated by management of Hammerhead; that the Common Shares will be delisted from the NASDAQ and the TSX following closing of the Arrangement; and that all necessary conditions will be met for the completion of the Arrangement. Although the Corporation believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered. The forward-looking statements contained in this press release are made as of the date hereof and Hammerhead does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.